Teachers Insurance and Annuity Association of America

730 Third Avenue

New York, NY 10017-3206

September 22, 2014

VIA EDGAR AND FACSIMILE

Ms. Kristi Marrone

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	TIAA Real Estate Account
Form 10-K for the year ended December 31, 2013 (the “Form 10-K”)
Filed on March 13, 2014
(File No. 033-92900)

Dear Ms. Marrone:

This letter is submitted on behalf of the TIAA Real Estate Account (the “Registrant”) regarding its response filed on September 8, 2014 to the comment letter dated August 18, 2014 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

The Registrant acknowledges that:

(i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to call me at (704) 988-5244.

Very truly yours,

/s/ Phillip G. Goff,

Senior Vice President and

Corporate Controller

cc:	Virginia M. Wilson,
Executive Vice President and Chief Financial Officer
Teachers Insurance and Annuity Association of America